UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of August , 2004
--------------------------------------------------------------------------------

                       Ship Finance International Limited
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                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached is a copy of the earnings release of Ship Finance International Limited (the "Company") dated August 20, 2004, for the quarter ended June 2004.

Ship Finance International Limited

Interim Report April - June 2004


Highlights

     o Ship Finance reports a quarterly result of $62.2 million for the second quarter of 2004.

     o    Ship Finance announces a cash dividend of $0.35 per share.

     o 25 percent of Ship Finance's common shares distributed to Frontline Ltd. (NYSE:FRO) common shareholders on June 16, 2004.

     o    Ship Finance listed on the New York Stock Exchange on June 17, 2004.

     o A further 10 percentage points of Frontline's shares in Ship Finance will be distributed to Frontline shareholders.

Second quarter and six month results

Ship Finance reports total operating revenues of $93.2 million, operating income of $59.2 million and net income of $62.2 million for the second quarter of 2004. Operating revenues include finance lease interest income and finance lease service revenues in addition to charter revenues for the period prior to the vessels commencing trading under the charters to Frontline. Operating revenues also include charter revenues for vessels trading under long term charters to third parties during the period and $5.7 million of profit share due from Frontline under the long-term charter arrangements.

The average daily time charter equivalents ("TCEs") earned by Frontline in the spot and time charter period market by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $56,600, $37,100 and $27,000, respectively.

Ship operating expenses of $23.7 million for the second quarter primarily consist of the management fee payable to Frontline. In the first quarter of 2004 the Company entered into interest rates swaps with a total notional principal amount of $500 million and an average interest rate of 3.4 percent. In the second quarter other financial items includes a credit of $25.7 million of which $25.5 million is attributable to the mark to market valuations of these interest rate swaps.

Ship Finance reports net income of $106.3 million for the six months ended June 30, 2004. For this six month period the average daily time charter equivalents ("TCEs") earned by Frontline in the spot and time charter period market by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $63,800, $47,200 and $26,600, respectively.

As at June 30, 2004, the Company had total cash and cash equivalents of $40.0 million, of which $7.9 million is restricted. Cash provided by operating activities in the quarter was $27.1 million, net cash used in investing activities was $38.5 million and net cash used in financing activities was $86.1 million. The latter amount includes the repayment of $83.4 million to Frontline. At quarter end the Company had an amount due from Frontline of $55.3 million which has since been repaid. The Company's cash position as of August 19 is approximately $102.0 million. Total book equity at quarter end was $642.4 million.

Corporate and Other Matters

On June 16, 2004, Frontline completed the partial spin off of Ship Finance. Frontline distributed 25 per cent of Ship Finance's common shares to Frontline's ordinary shareholders with each Frontline shareholder receiving one share in Ship Finance for every four Frontline shares held. On June 17, 2004, Ship Finance common shares commenced trading on the New York Stock Exchange under the ticker symbol "SFL".

As of June 30, 2004 the total shares outstanding in Ship Finance was 73,925,827 of which 75 percent was held by Frontline.

On July 13, 2004, Ship Finance announced that it had completed the private placement of 1,600,000 common shares to an institutional investor at a purchase price of $15.75 per share. The Company is intending to use the total proceeds of $25.2 million to expand the business. One opportunity is to use the funds to take over two new VLCCs, which were acquired by Frontline's major shareholder, Hemen Holding. Hemen has, as stated in an earlier Frontline press release, so far financed and taken all financial risk in this project. The first vessel was delivered in July 2004 and the second vessel will be delivered from the yard in September. The parties will conclude after the second delivery if there is a financial basis for such a transaction.

The Company has received several attractive offers for some of the older VLCCs in its fleet. Relative to newer tonnage these offers look attractive to the Board, particularly in view of the new rules for single hull tonnage coming up in 2010. The difficulties in financing single hull tonnage is another factor. In order to sell some of the vessels the Company will need to obtain agreement from Frontline, who is the long-term charterer of the vessels. Such an arrangement could include the replacement of older vessels by more modern vessels. Through such a solution both Frontline and Ship Finance are likely to increase their earnings power long term. The two newbuildings controlled by Hemen might be a key to such a solution.

In the first half year of operation, Ship Finance has bought back $20 million of the Company's $580 million 8.5% Senior Notes and has repurchased a further $5 million to date in the third quarter. The repurchased Notes will be cancelled.

The Company has, as stated above, a 20 percent profit share in any earnings the charterer makes above the fixed charter rate. This profit share is calculated on an annual basis. So far this year approximately $40.0 million has been accumulated of which $5.7 million has been accounted for in the quarter in accordance with US generally accepted accounting principles.

The Board has thoroughly considered the future dividend policy of the Company. In this review they have paid special attention to the following factors:

     o    The outlook for the underlying market

     o The likely buffer created by a substantial 20 percent profit sharing expected in 2004

     o    The strong increase in second-hand values of the underlying assets

     o The $25 million repurchased and cancelled Senior Notes including the future credit-worthiness of this bond.

     o    The $91 million in yearly bank amortizations

     o The ability to expand the Company between 5 percent and 10 percent per year.

Based on these factors the Board finds it responsible to increase the targeted sustainable long-term dividend yield from $1.00 per share to $1.40 per share.

On August 19, 2004, the Board of Ship Finance declared a dividend of $0.35 per share. The record date for the dividend is August 30, 2004, ex dividend date is August 26, 2004 and the dividend will be paid on or about September 13, 2004.

The Market

The strong tanker market that we experienced in the first quarter of 2004 continued into the second quarter although at slightly lower levels. Except for a weak period at the beginning of the quarter, the VLCC market from the Middle East to the Far East stayed above TCE rates of $50,000 for the whole quarter. The average TCE rate Arabian Gulf to East was about $61,500 versus $71,500 in the first quarter. In the Suezmax market from West Africa to the east coast of the U.S. the average TCE rate for the quarter was around $37,000 per day. This was the result of continued high world oil demand due to the economic recovery in the U.S. and Europe, continued strong growth in the demand for oil into China, and improving world economic activity in general. The oil production in Venezuela again failed to reach pre-strike levels, the shortfall being covered from the Middle East, resulting in increased ton miles.

According to the August 11 update from IEA, the average OPEC oil production, including Iraq, in the second quarter of 2004 was approximately 28.2 million barrels per day (b/d), an increase from the first quarter when they produced about 27.9 million b/d. This surprising development came in spite of OPEC going ahead with their announced cut of 1 million b/d from April 1. After implementing the cut, OPEC soon discovered that the world economy required more oil, and for the last two months of the quarter they have produced at close to capacity levels. On June 3 OPEC announced that they would increase the quota by 2.0 million b/d and that they where committed to `produce what is needed to supply the market'.

IEA estimates that world oil demand averaged 80.4 million b/d in the second quarter, an increase of 5.6 percent from the second quarter of 2003. Industry analysts had expected a seasonal decrease in the demand in the second quarter, but demand only fell by 1.3 percent from the first quarter and this indicates a very strong demand for oil. At present all the oil analysts have announced that they had seriously underestimated the demand for oil, and several are concerned that demand might end up being higher than production capacity this coming winter.

The world VLCC fleet totalled 435 vessels at the end of the second quarter 2004, an increase of three vessels or 0.7 percent over the quarter. One VLCC was scrapped in the period and 4 were delivered. The total order book is now at 85 vessels up from 80 after the first quarter. This represents 19.5 percent of the current VLCC fleet. A total of nine VLCCs were ordered during the quarter.

The world Suezmax fleet totalled 304 vessels at the end of the quarter, up from 301 vessels after the first quarter. Three Suezmaxes were scrapped during the quarter and six were delivered. The total order book for Suezmaxes is now at 79 up from 77 after the first quarter. A total of eight Suezmaxes were ordered in the quarter.

The value of secondhand vessels has increased more than 10 percent in the quarter. The main reason for this has been increased willingness to pay to catch the strong spot earnings. In addition, owners have increased confidence in the long-term prospects for the tanker market. Newbuilding prices have gone up by approximately 10 percent in the quarter but the lack of building slots before 2008 has limited the ordering.

Strategy

The Board of Ship Finance is continuously reviewing new opportunities. Based on input from bondholders and shareholders the Board has focused on transactions in market segments, which are related to tanker business.

The positive development in earnings and values in Ship Finance has led to increased interest from commercial banks to finance/refinance the existing bank debt at very competitive terms. The Board will in the coming period consider different alternatives with the target to reduce the debt costs in the Company.

Outlook

The tight supply/demand situation, strong demand for oil, increased Middle East production and new rules and regulation gives fundamental strength to the tanker market.

The freight futures market is reflecting this view, and at the moment it is possible to sell freight futures for the rest of the year at a level that equates to approximate TCE rates of $81,000 per day on VLCC, and $60,000 per day for next year. For Suezmaxes the TCE rate for the rest of the year is $47,000 and $40,000 for next year.

The strength in the short term market combined with the increasingly tight supply/demand balance until phase out of single hull tonnage in 2010 may create a positive market situation for tankers for the next five to seven years.

The Company will, through the profit sharing arrangement, have a market upside on top of the fixed return. The annual profit sharing, which will first be paid in the first quarter of 2005, will increase the liquidity position, and will together with the fixed income make substantial resources available for expanding the Company.

Ship Finance is likely to report strong earnings for the second half of the year and the Board is optimistic about the outlook for Company

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

August 19, 2004
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Contact:  Tor Olav Troim: Chief Executive Officer
          +47 23 11 40 00

          Tom Jebsen, Chief Financial Officer
          +47 23 11 40 00

              SHIP FINANCE INTERNATIONAL LIMITED SECOND QUARTER REPORT (UNAUDITED)
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    2004  INCOME STATEMENT                                    2004          2003          2003
 Apr-Jun  (in thousands of $)                              Jan-Jun       Jan-Dec       Jan-Dec
                                                                                   Predecessor
                                                                       (Audited)     (Audited)
-----------------------------------------------------------------------------------------------
  93,247  Total operating revenues                         219,513             -       695,068
     798  Voyage expenses                                    8,971             -       148,533
  23,739  Ship operating expenses                           48,377             -        81,989
   1,028  Administrative expenses                            1,514            14         9,715
   8,515  Depreciation                                      21,786             -       106,015
  34,080  Total operating expenses                          80,648          (14)       346,252
  59,167  Operating income (loss)                          138,865          (14)       348,816
     794  Interest income                                    2,269           199         5,866
(23,490)  Interest expense                                (48,929)       (2,122)       (35,117)
       -  Share of results from associated                       -             -        22,098
          companies
  25,743  Other financial items                             13,991             -         3,591
    (20)  Foreign currency exchange gain (loss)                116             -      (10,442)
  62,194  Net income (loss)                                106,312       (1,937)       334,812

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

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CONDENSED BALANCE SHEET                                       2004          2003          2003
(in thousands of $)                                         Jun 30        Dec 31        Dec 31
                                                                                   Predecessor
                                                                       (Audited)     (Audited)
-----------------------------------------------------------------------------------------------
ASSETS

Short term
Cash and cash equivalents                                   40,024       565,500        26,519
Other current assets                                       125,974           211        84,545
Long term
Newbuildings and vessel purchase options                         -             -         8,370
Vessels and equipment, net                                 518,479             -     1,863,504
Investment in finance leases                             1,501,102             -             -
Investment in associated companies                               -             -       160,082
Deferred charges and other long-term assets                 37,394        16,481        13,328
Total assets                                             2,222,973       582,192     2,156,348

LIABILITIES AND STOCKHOLDERS' EQUITY

Short term
Short term interest bearing debt                            88,843             -       141,522
Amount due to parent                                             -           102       299,166
Other current liabilities                                   26,286         4,015        43,546
Long term
Long term interest bearing debt                          1,465,431       580,000       850,088
Other long term liabilities                                      -             -             -
Stockholders' equity                                       642,413       (1,925)       822,026
Total liabilities and stockholders' equity               2,222,973       582,192     2,156,348
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

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    2004  STATEMENT OF CASHFLOWS                              2004          2003          2003
 Apr-Jun  (in thousands of $)                              Jan-Jun       Jan-Dec       Jan-Dec
                                                                                   Predecessor
                                                                       (Audited)     (Audited)
-----------------------------------------------------------------------------------------------
          OPERATING ACTIVITIES

  62,194  Net income (loss)                                106,312      (1,937)       334,812
          Adjustments to reconcile net income to
          net cash provided by operating activities
  10,046  Depreciation and amortisation                     28,368           69       107,034
       -  Unrealised foreign currency exchange               (137)            -        10,716
          (gain) loss
       -  Results from associated companies                      -            -      (22,098)
(25,533)  Adjustment of financial derivatives to          (15,095)            -       (6,850)
          market value
   (488)  Other                                              (488)            -       (2,880)
(19,142)  Change in operating assets and                   (9,438)        1,868       (5,211)
          liabilities
  27,077  Net cash provided by operating activities        109,522             -      415,523

          INVESTING ACTIVITIES

       -  Investments in  associated companies, net              -            -      (70,045)
       -  Proceeds from sale of investments in                   -            -        17,245
          associated companies
       -  Net maturity of loans receivable                                    -         1,168
  15,392  Repayment of investments in finance               26,654            -             -
          leases
   1,392  Net maturities (placement) of restricted         557,614    (565,500)             -
          cash
       -  Acquisition of subsidiaries, net of cash     (1,061,793)            -             -
          acquired
(55,254)  Short-term loan advances to parent              (55,254)             -            -
          company
(38,470)  Net cash provided by (used in) investing       (532,779)     (565,500)     (51,632)
          activities

          FINANCING ACTIVITIES

       -  Equity contribution from parent company          525,000            -             -
(83,437)  Amount due to parent company                           -            -     (178,785)
  39,400  Proceeds from long-term debt, net of           1,017,100      580,000             -
          fees paid
   (166)  Debt fees paid                                  (13,787)     (14,500)         (985)
(32,351)  Repayment of long-term debt                  (1,025,010)            -     (178,236)
 (9,538)  Equity adjustment for charter rate              (48,032)            -             -
          differential
(86,092)  Net cash provided by (used in) financing         455,271      565,500     (358,006)
          activities

(97,485)  Net increase  (decrease) in cash and              32,014            -         5,885
          cash equivalents
 129,499  Cash and cash equivalents at start of                  -            -        20,634
          period
  32,014  Cash and cash equivalents at end of               32,014            -        26,519
          period
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

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                          Ship Finance International Limited
                                       -----------------------------------------
                                                     (Registrant)

Date August 24, 2004                By           /s/ Kate Blankenship
                                       -----------------------------------------
                                                   Kate Blankenship
                                        Secretary and Chief Accounting Officer

02089.0022 #507551